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09059155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8-50745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNP PARIBAS INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Biscayne Boulevard, Suite 1800
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George P. E. Ten Pow 305-533-4152
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

CHECK ONE:

- [F] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

TH
3/26

Affirmation

I, George P. E. Ten Pow, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary schedules pertaining to the firm of BNP Paribas Investment Services, LLC as of December 31, 2008, are true and correct. I further affirm that neither BNP Paribas Investment Services, LLC nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer & FINOP
Title

Subscribed and sworn to before me on this 25th day of February, 2009.

Notary Public

CAROLINA SERRANO
MY COMMISSION # DD646177
EXPIRES March 01, 2011
(407) 398-0153 FloridaNotaryService.com

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP Paribas)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
BNP Paribas Investment Services, LLC
Miami, FL

We have audited the accompanying statement of financial condition of BNP Paribas Investment Services, LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BNP Paribas Investment Services, LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g, h, and j listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2009

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 4,326,859
Cash segregated under federal regulations	400,000
Receivable from affiliated clearing broker	10,854,054
Prepaid expenses and other assets	899,315
Furniture, sofware and computer equipment (net of accumulated depreciation of $169,050)	41,025
Total assets	$ 16,521,253
Liabilities and members' equity	
Liabilities	
Payable to third-parties	$ 2,713,399
Accrued expenses	1,502,106
Payable to affiliates	1,483,442
Total liabilities	5,698,947
Members' equity	
Membership certificates	11,885,022
Accumulated deficit	(1,062,716)
Total members' equity	10,822,306
Total liabilities and members' equity	$ 16,521,253

The accompanying notes are an integral part of these financial statements

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Operations
For the year ended December 31, 2008

Revenue:		
Riskless principal trading	$	9,969,031
Mutual funds related fees		7,846,192
Administrative and other services		1,906,446
Commissions and brokerage fees		1,442,026
Interest		574,248
Other		325,673
Total revenues		22,063,616
Expenses:		
Management fees		7,104,538
Employee compensation and benefits		6,807,228
Commissions, clearing and brokerage fees		1,384,080
Amortization of intangible assets		1,054,438
Travel and entertainment		854,310
Occupancy and equipment cost		706,616
Communication and data processing		356,973
Professional fees		102,207
Other		508,843
Total expenses		18,879,233
Net Income before income tax benefit		3,184,383
Income tax benefit		6,950
Net income	$	3,191,333

The accompanying notes are an integral part of these financial statements

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Changes in Members' Equity
For the year ended December 31, 2008

	Membership Certificates	Accumulated Deficit	Total Members' Equity
Balance, December 31, 2007	$ 47,300,000	$ (4,254,049)	$ 43,045,951
Members' capital distribution	(35,414,978)	-	(35,414,978)
Net income	-	3,191,333	3,191,333
Balance, December 31, 2008	$ 11,885,022	$ (1,062,716)	$ 10,822,306

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Cash Flows
For the year ended December 31, 2008

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Net income	$	3,191,333
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation expense		39,562
Amortization of intangible assets		1,054,438
(Increases) decreases in operating assets:		
Cash segregated under federal regulations		(50,000)
Receivable from affiliated clearing broker		20,531,326
Prepaid expenses and other assets		(154,674)
Increases (decreases) in operating liabilities:		
Payable to customers		(3,102)
Payable to affiliates		867,460
Accrued expenses		(84,867)
Net cash provided by operating activities		25,391,476
CASH FLOWS USED BY FINANCING ACTIVITIES		
Members' Capital distribution		(22,758,434)
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,633,042
CASH AND CASH EQUIVALENTS - December 31, 2007		1,693,817
CASH AND CASH EQUIVALENTS - December 31, 2008	$	4,326,859
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Income taxes paid	$	13,000
Interest paid		16,062
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES		
Members' capital distribution by transfer of intangible assets	$	12,656,544
Adjustment of intangible assets		(340,441)

1. Organization and Nature of Business

BNP Paribas Investment Services, LLC (the "Company") is a Delaware limited liability corporation whose members consist of BNP Paribas ("BNPP" or "Parent") (98%-owner) and French American Banking Corporation (2%-owner), a wholly-owned subsidiary of the Parent. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Association ("FINRA").

The Company is engaged in introducing transactions and accounts of customers and clears all of its transactions on a fully disclosed basis through an affiliated entity, BNP Paribas Securities Corp. (the "Clearing Broker"), a registered broker-dealer. The Company is authorized under a FINRA membership agreement to engage in several types of services including executing principal and agency transactions for other affiliated entities and direct retail clients, primarily high net worth individuals. All clients are fully disclosed to the affiliated Clearing Broker. The Company's principal office is in Miami, Florida and it also maintains a branch office in Washington, DC.

2. Significant Accounting Policies

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. These significant estimates include assumptions related to useful lives, contingencies and litigation. Actual results could differ from those estimates.

Cash and Cash equivalents
The Company classifies as cash and cash equivalents highly liquid instruments with original maturities of three months or less from the date of purchase which includes certificates of deposit from affiliates.

Intangible Assets
Intangible assets resulting from the acquisition of customer relationships from third parties were accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". This statement requires that certain identifiable intangible assets be amortized over their expected useful lives. Management had estimated 15 years to be the useful life for these intangible assets.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets", purchased intangibles that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized.

Commissions, Brokerage, Trading
Commissions and brokerage fee revenues, related expenses and riskless principal trading revenue are recorded on a trade date basis.

Interest Income and Expenses
The Company earns interest on the balances of the proprietary account held with the Clearing Broker which is net of interest incurred on margin loans received from the Clearing Broker.

Foreign Currencies
The Company has certain cash equivalents that are denominated in foreign currencies. These cash equivalents are translated at closing exchange rates at December 31, 2008.

Mutual Funds Related Income
The Company participates in the marketing and distribution of certain Mutual Fund units. The Company records the fees upon notification by the affiliated Clearing Broker. Fees earned but not received are included in Receivable from affiliated Clearing Broker on the Statement of Financial Condition.

Administrative and Other Services Revenue
The Company provides certain administrative services to its customers. For such services, the Company receives a fee based on the net assets of the respective customers' account. These fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Receivables and Payables from Affiliated Clearing Broker
The Company maintains deposits in accounts and receives margin loans from a related Clearing Broker. Such receivables and payables with the Clearing Broker are reported on a net basis on the Company's Statement of Financial Condition.

Depreciation
Depreciation is provided on a straight-line basis using estimated useful lives of furniture, software, and computer equipment of generally three to five years.

Income Taxes
The Company is treated as a partnership for federal, state and local income tax purposes. All taxable items of income, expense, gain and loss pass through the Company to the individual members. However, the Company's branch office located in Washington, DC, is imposed a Franchise tax on unincorporated businesses with gross income earned in the District of Columbia in excess of a certain amount. This franchise tax is considered an income tax as defined by SFAS No. 109, "Accounting for Income Taxes" (SFAS No.109), and is reported on the Statement of Operations.

The Company tax expense for the year ended December 31, 2008, was $45,249. During 2007, the Company overaccrued for its 2007 franchise tax by $52,199. Therefore, the net amount is reported as "income tax benefit" on the Statement of Operations for the year ended December 31, 2008.

Recent Accounting Development
In September 2006, the Financial Accounting Standard Board ("FASB") issued Statement No. 157, "Fair Value Measurements" ("SFAS No. 157"). This Statement establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement emphasizes that fair value measurement, is not an entity-

specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability using a fair value hierarchy. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. For the Company, SFAS No. 157 became effective on January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Company's financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of SFAS No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest, penalties, accounting in interim periods and disclosure related to uncertain income tax positions. FIN 48 was to become effective for non-public companies that met certain specific criteria for financial statements issued for fiscal years beginning after December 15, 2006. On February 1, 2008, the FASB issued FASB Staff Position ("FSP") FIN 48-2, "Effective Date of FASB Interpretation No. 48 for Certain Non-Public Enterprises", which deferred the effective date of FIN 48 for certain non-public enterprises to the annual financial statements for fiscal years beginning after December 15, 2008, unless the non-public entity has issued a full set of annual financial statements prior to the issuance of this FSP. On December 30, 2008 the FASB issued FSP FIN 48-3, which defers the application of FIN 48 for nonpublic companies that are (a) not a consolidated entity of a public enterprise that applies U.S. GAAP, or (b) has not issued a full set of U.S. GAAP annual financial statements before the issuance of this FSP using the recognition, measurement, and disclosure requirements of Interpretation 48. In order to evaluate the uncertain tax positions of the Company, a determination is made whether it is more likely than not that a tax position will be sustained upon audit examination. The Company relies on previous audit history as a basis for this determination. If a tax position does not meet the more-likely-than-not threshold, its measurement will be evaluated using an expected value approach based on the various probabilities of settlement to determine the amount of additional tax liability to be recognized in the financial statements. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company does not expect that FIN 48 will have a material impact on the Company's financial statements.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided that the Company also elects to apply the provisions of SFAS No. 157. The Company adopted SFAS No. 159 on January 1, 2008. The adoption of SFAS No. 159 did not have a material impact on the Company's financial statements, as the Company did not elect to apply fair value method of accounting to any of its assets or liabilities.

3. Related Parties

The Company transacts its securities business with affiliated companies. A summary of significant transactions is as follows:

The Company clears all of its securities transactions on a fully disclosed basis through the affiliated Clearing Broker. The Company is charged for the clearance and settlement of these transactions. For the year ended December 31, 2008, the Company incurred costs of $1,384,080 for these services. For transactions cleared through the affiliated Clearing Broker, the Company earned $19,257,249 in commissions and fees, riskless principal trading revenue and mutual funds related income for the year ended December 31, 2008. At December 31, 2008, the receivable from the affiliated Clearing Broker was $902,712 relating to these fees.

At December 31, 2008, the Company maintained deposits with the affiliated Clearing Broker of $11,749,836. The Company also maintained cash in an operating account with an affiliate of $60,974. The Company invests in certificates of deposit issued by affiliates. At December 31, 2008, the value of these certificates of deposit was $4,265,885. Interest earned from the affiliates for the year ended December 31, 2008 on the deposit accounts and certificate of deposits was $590,310.

For the Company's investment in the United States Dollar denominated certificates of deposit, the Company receives margin loans of matching amounts from the Clearing Broker. At December 31, 2008, the Company is liable to the Clearing Broker for $1,798,494 relating to these margin loans and this liability is netted with the receivable from the affiliated Clearing Broker on the Statement of Financial Condition. Interest paid to the affiliate for these margin loans was $16,062 for the year ended December 31, 2008.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934 which requires the deposit of cash and/or qualified securities, in a special reserve account for the exclusive benefit of customers. At December 31, 2008, the Company maintained a cash account with an affiliate with a balance of $400,000.

The Company is charged for administrative duties performed by an affiliate. The amount of management fees charged in the statement of operations was $7,104,538 for the year ended December 31, 2008. At December 31, 2008, payable to affiliates of $1,483,442 represents amounts due to an affiliate for these administrative duties.

4. Intangible Assets

In 2004 and 2006, the Company entered into agreements to manage customer assets previously managed by Banque Sudameris - Miami Agency ("Sudameris") and Bank of America N.A. ("Bank of America") and its affiliates. The total amount of intangible assets the Company originally purchased as a result of the agreements was $17,168,991 ($8,972,037 relating to Sudameris and $8,196,954 relating to Bank of America). The Company performed final assessments of the transactions and adjustments were made during 2007 and 2008 of $364,603 and $340,441, respectively. As a result, prior to any transfers, the Company had total gross intangible assets recorded on December 30, 2008 of $16,463,947 with accumulated amortization of $3,807,403. The Company recorded amortization expense of $1,054,438 during the year ended December 31, 2008.

In February 2008, the Company began a project with its parent to transfer all eligible customers' assets to an affiliate. The project also required the Company to distribute equity capital to the Members of the Company in the form of cash of $22,758,434 and non-cash of $12,656,544 for a total of $35,414,978. The distribution of the non-cash item is comprised of intangible assets net of accumulated amortization. The transfer of the customers' assets took place on December 31, 2008.

5. Employee Benefit Plans

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under various benefit plans in which the Company participates. The plans include a funded noncontributory defined benefit plan, a supplemental executive retirement plan and a defined contribution 401(k) plan. The assets of the defined benefit plan are principally invested in fixed income and equity securities, held by a third-party trustee and managed by third party investment advisors. At December 31, 2008, the defined benefit plan was underfunded by approximately $24,914,000.

Pension expense recognized during the year ended December 31, 2008, was $119,585. Employer matching contributions into the 401(k) plan were $151,765 for the year ended December 31, 2008.

6. Furniture, Software, and Computer Equipment

At December 31, 2008, furniture, software, and computer equipment consisted of furniture of $12,096, software of $153,399 and computer equipment of $44,580. Accumulated depreciation at December 31, 2008, was $169,050. Depreciation expense for the year ended December 31, 2008 was $39,562. The Company incurred rent expense during the year ended December 31, 2008, of $123,502.

7. Financial Instruments

Fair Value of Financial Instruments

The financial instruments of the Company consist primarily of certificates of deposit issued by affiliates. These financial instruments are reported in the Statement of Financial Condition at carrying amounts that approximate fair values because of the short duration of the instruments.

Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company clears all of its securities transactions through its affiliated Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

A customer's unsettled trade may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. The Company and its affiliated Clearing Broker seek to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

The Company is involved in various transactions where, in the event the customers failed to perform their obligations under contractual terms, the Company may be exposed to risk. Substantially all of the clearing and depository operations for the Company are performed by its Clearing Broker pursuant to a clearance agreement. The Clearing Broker reviews, as considered necessary, the creditworthiness of the customers with which the Company conducts business. The Company's exposure to credit risk is associated with the nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions which can be directly affected by volatile securities markets, credit markets and regulatory changes.

8. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not be less than the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2008, the Company had net capital of $5,616,081 which was $5,236,151 in excess of the required net capital.

Under the Company's amended Membership Agreement with FINRA, the Company is required to comply with the Customer Protection Rule (Rule 15c3-3) under the Securities Exchange Act of 1934, as the Company accepts checks from customers which are held for longer than 24 hours. Rule 15c3-3 requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. At December 31, 2008, $400,000 in cash has been segregated in a special reserve account. At December 31, 2008, the Company was required to maintain a balance in this account in the amount of $266,499.

9. Commitments and Contingencies

Risks and Uncertainties

The Company generates a significant portion of its revenues by introducing domestic and international customers to its affiliated Clearing Broker. The revenues generated are transaction based and subject to a variety of financial uncertainties.

Litigation

In the normal course of business, the Company may be named as a defendant in legal actions and lawsuits. Management is not aware of any legal action that is pending against the Company at this time.

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
December 31, 2008

Net Capital		
Total members' equity		$ 10,822,306
Total capital		10,822,306
Deductions and/or charges		
Nonallowable assets		
Certificates of deposit with non-US affiliate	2,467,391	
Prepaid expenses and other assets	899,315	
Furniture, software and computer equipment	41,025	
		(3,407,731)
Haircuts on securities		
Certificates of deposit with affiliate	1,798,494	
		(1,798,494)
Net capital		5,616,081
Computation of minimum net capital requirement		
Minimum net capital required (the greater of the $250,000 or 6 2/3% of aggregated indebtedness)		379,930
Excess net capital		$ 5,236,151
Aggregate Indebtedness:		$ 5,698,947

Apart from the item below, there are no material differences between the computation of net capital as computed above and as reported by the Company in its unaudited Form X-17-A-5 - Part II as of December 31, 2008, filed on January 22, 2009.

RECONCILIATION OF THE COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT

Total aggregate indebtedness as reported in the unaudited FOCUS report filed on January 22, 2009 (Minimum net capital required – 6 2/3% of aggregate indebtedness = $503, 217)	$7,548,245
Decrease in Payable to brokers or dealers and clearing organizations	(1,849,298)
Total aggregate indebtedness as reported above (Minimum net capital required – 6 2/3% of aggregate indebtedness = $379,930)	$5,698,947

On Form X-17A-5, a liability of $1,849,298 to the affiliated Clearing Broker was not netted against the balance in the Company's proprietary account held by the Clearing Broker. This reporting policy results in a greater aggregate indebtedness amount of $7,548,245 with an associated minimum net capital requirement of $503,217 being reported on Form X-17A-5 as detailed above. The SEC Interpretive Letter SEA Rule 15c3-1 allows the netting of certain Intercompany Receivables and Payables with Affiliates.

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
December 31, 2008

Credit balances	
Total credits	$ 253,808
Debit balances	
Total debits	-
Excess of total credits over total debits	$ 253,808
Amount held on deposit in reserve bank account at December 31, 2008	$ 400,000
Required balance to be maintained (105% of excess total credit over total debit):	$ 266,499

There are no material differences between the computation for determination of reserve requirements as computed above and as reported by the Company in its unaudited Form X-17-A-5 - Part II as of December 31, 2008, filed on January 22, 2009.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2009
BNP Paribas Investment Services, LLC
201 S. Biscayne Boulevard, Suite 1800
Miami, FL

In planning and performing our audit of the financial statements of BNP Paribas Investment Services, LLC (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 25, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP